

Mail Stop 3010

May 26, 2010

Jeffrey A. Gould
Chief Executive Officer, President and Trustee
BRT Realty Trust
60 Cutter Mill Road
Great Neck, NY 11021

>   **Re: BRT Realty Trust**
>   **Form 10-K**
>   **Filed December 14, 2009**
>   **File No. 001-07172**

Dear Mr. Gould:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Sonia Gupta Barros
                                            Special Counsel